N-SAR SUB-ITEM 77Q1: Exhibits
Western Asset High Income Opportunity Fund Inc. (HIO)


Copies of any material amendments to the registrant's charter or by-laws:

The relevant section in each fund's bylaws is replaced with the following:

For HIO, the amendment is as follows:
Section 1. Annual Meetings. The annual meeting of the stockholders of the Western Asset High Income
Opportunity Fund Inc. (the "Corporation") shall be held on a date following the end of the Corporation's fiscal year as fixed from time to time by the Board of Directors. An annual meeting may be held at the time and at any place within or without of the State of Maryland as may be determined by the Board of Directors and as shall be designated in the notice of the meeting. Any business of the Corporation may be transacted at an annual meeting without being specifically designated in the notice unless otherwise provided by statute, the Corporation's Articles of Incorporation or these By-Laws.